UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-
16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2026

Commission File Number: 001-39997

Adagene Inc.

4F, Building C14, No. 218

Xinghu Street, Suzhou Industrial Park

Suzhou, Jiangsu Province, 215123

People’s Republic of China

+86-512-8777-3632

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INCORPORATION BY REFERENCE

On August 12, 2026, Adagene Inc. (the “Company”) reported the Company’s financial results for the six-month period ended June 30, 2026. This current report on Form 6-K, including Exhibits 99.1 and 99.2 attached hereof, is hereby incorporated by reference into the registration statements on Form F-3 (File No. 333-287161 and File No. 333-291196) and Form S-8 (File No. 333-255250) of the Company (including any prospectuses forming a part of such registration statements), and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adagene Inc.

	By:	/s/ Peter Luo
	Name:	Peter Luo
	Title:	Chief Executive Officer

Date: August 12, 2026

EXHIBIT INDEX

Exhibit	Description

99.1	Press release tilted “Adagene Reports Six Month 2026 Financial Results and Provides Corporate Update”
99.2	Unaudited Interim Condensed Consolidated Financial Statements for the six months ended June 30, 2025 and 2026
101.INS	Inline XBRL Instance Document – this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Interactive Data File (embedded within the Inline IXBRL document)